Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of this Statement on Schedule 13D including any amendments thereto. This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group or have acted as a group.

Dated: May 12, 2022

Fluor Corporation

By:	/s/ John R. Reynolds
Name:	John R. Reynolds
Title:	Executive Vice President, Chief Legal Officer & Secretary

Fluor Enterprises, Inc.

By:	/s/ John R. Reynolds
Name:	John R. Reynolds
Title:	Executive Vice President, Chief Legal Officer & Secretary

NuScale Holdings Corp.

By:	/s/ Robert Temple
Name:	Robert Temple
Title:	Secretary